March 3, 2006

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  Letter dated February 7, 2006 on Form 10-K for the fiscal year ended January 28, 2005
File No. 1-7898

Dear Mr. Hartz:

Lowe's Companies, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding our Form 10-K for the fiscal year ended January 28, 2005.  We first set forth the comment as submitted to us in your letter dated February 7, 2006, and then provide our response in italics.

In connection with our response to the staff’s comments, Lowe’s Companies, Inc. acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these issues further, please contact us.

Sincerely,

/s/ Matthew V. Hollifield
Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Comment 1

We note your response to our prior comment four. In order for us to fully understand the terms of your convertible debt and assess your accounting model, please provide us with a more comprehensive analysis of how you considered the guidance in paragraph 11(a) of FAS 133 in evaluating the conversion option of your $580.7 million senior convertible notes. In this regard, it is unclear to us how you concluded that the embedded conversion feature is solely indexed to your stock given that the notes convert based on the credit rating and specified corporate transactions. Also tell us what events qualify as these “specified corporate transactions.” Reference EITF 01-6 and Implementation Issue B15.

Background
Following is a more detailed summary of the key terms related to the conversion features of our Senior Convertible Notes (the “Notes”), which were issued in October 2001:

Conversion Options - Holders may convert their Notes into 17.212 shares of the Company’s common stock only if one of the following events occur: (1) the sale price of the Company’s common stock reaches specified thresholds, (2) the credit rating of the Notes is below a specified level, (3) the Notes are called for redemption, or (4) specified corporate transactions have occurred. The conversion option is only settled physically by the holders delivering the Notes to the Company in exchange for common stock. A summary of each contingently exercisable conversion option is as follows:

(1)
Conversion Based on Common Stock Price - Holders may convert their Notes into the Company’s common stock in any fiscal quarter after February 1, 2002 if the market price of the Company’s common stock is more than a specified percentage (beginning at 120% and declining .1282% per quarter thereafter until it reaches 110% for the quarter beginning July 31, 2021) of the accreted conversion price for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. The accreted conversion price is the issue price of a Note plus the accrued original issue discount or accrued cash interest for the given day divided by the number of shares of common stock issuable upon conversion on that day. For example on February 1, 2002, the Company’s stock must be at least $60.04 in order to convert, calculated as follows:

Accreted Price Per Note	$861.03
Divided By Number of Shares Per $1,000	17.212
50.03
Times 120%	1.20
Required Price	$60.04

(2)
Conversion Based on Credit Rating - Holders may convert their Notes during any period that the credit rating assigned to the Notes is Baa3 or lower by Moody’s, BBB or lower by Standard & Poor’s, or BBB or lower by Fitch.

(3)
Conversion Based on Redemption - Holders can convert their Notes if the Notes are called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date

(4)
Conversion Upon Occurrence of Specified Corporate Transactions - Holders can convert their Notes if the Company is party to a consolidation, merger or binding share exchange, or a transfer of all or substantially all of the Company’s assets, at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. The right to convert a Note into the Company’s common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of the Company or another person that the holder would have received if the holder had converted the holder’s notes immediately prior to the transaction.

Upon conversion, the holder will not receive any cash payments representing accrued original issue discount or accrued cash interest (except when the conversion is made concurrently with or after acceleration of the notes following an event of default). Accrued original issue discount and accrued cash interest will be deemed paid by the shares of common stock received by the holder of the Notes on conversion.

The conversion rate will not be adjusted for accrued original issue discount, but will be adjusted for the following:

▪	Dividends or distributions on the Company’s common stock payable in the Company’s common stock or other capital stock of the Company;
▪	Subdivisions, combinations, or certain reclassifications of the Company’s common stock;
▪	Distributions to all holders of the Company’s common stock of certain rights to purchase the Company’s common stock for a period expiring within 60 days at less than the then current sale price; and
▪
Distributions to the holders of the Company’s common stock of a portion of the Company’s assets or debt securities issued by the Company or certain rights to purchase the Company’s securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the market price of the Company’s common stock on the day preceding the date of declaration of such dividend or other distribution).

However, no adjustment of the conversion rate is necessary if holders of the Notes participate in the transaction without conversion.

Timeline of Relevant Events
In order to assist in reviewing our evaluation of the conversion features in our Notes, the following timeline of relevant guidance provides a context for the remainder of our response:

▪
June 1998 - Issuance of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” effective for interim and annual periods beginning after June 15, 2000, as a result of the deferral of the effective date under SFAS No. 137 issued in June 1999.

▪	September 2000 - Issuance of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.”

▪	October 2001 - Issuance of Lowe’s Senior Convertible Notes.

▪	November 2001 - Issuance of EITF Issue No. 01-6, “The Meaning of "Indexed to a Company's Own Stock.”

▪
January 2002 - During the Task Force discussion of EITF Issue No. 90-19, "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion,” the FASB staff observed that the words in paragraph 4 of EITF Issue No. 00-19 did not previously convey that the exemption from analyzing instruments under all of the provisions of Issue 00-19 was restricted to conventional convertible debt instruments. The Task Force agreed to clarify paragraph 4 of Issue 00-19 to reflect their intent that the exemption in paragraph 4 of Issue 00-19 was intended to be limited to conventional convertible debt instruments only.

Evaluation of Conversion Option
Upon issuance of the Notes, we performed an evaluation of each of the derivative features embedded in the contracts. Following is a summary of our evaluation of the embedded conversion option.

Lowe’s first considered the guidance provided in paragraph 12 of SFAS No. 133, which is set forth below and describes the circumstances in which an embedded derivative instrument should be separated from the host contract and accounted for as a derivative instrument:

12.     Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6-9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument.  The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings.  An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.  The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.  Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b.  The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

 c.  A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement.  (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)  However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.

Per paragraph 61(k) of SFAS No. 133, the changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Therefore, the criterion in 12(a) was met.

The Notes are not remeasured at fair value with changes in fair value reported in earnings and therefore, the criterion in paragraph 12(b) was met.

In order to evaluate whether the embedded conversion option met the criterion in 12(c), Lowe’s considered the guidance provided in SFAS No. 133 paragraph 11(a), which provides that certain contracts would not be considered derivative instruments under SFAS No. 133 and therefore, would not be accounted for separately as a derivative liability instrument. Paragraph 11(a) of SFAS No. 133 states:

11.	Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:
a.	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

In order to determine whether the embedded conversion option would be indexed to our own stock and classified in stockholders’ equity if freestanding, we evaluated the guidance provided in paragraph 4 of EITF Issue No. 00-19. At the time that the Notes were issued in October 2001, paragraph 4 of EITF Issue No. 00-19 stated the following:

4.
The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether derivatives indexed to a company's own stock that are embedded in a debt instrument would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12-32 of this Issue do not apply.

As such, based on our evaluation of the conversion features in accordance with this guidance, we concluded that the embedded conversion option was indexed to our stock and would be classified in stockholders' equity if it was a freestanding derivative. This conclusion is based on the following:

The events which allow conversion are either directly or indirectly indexed to the Company’s stock price as follows:
▪	Conversion based on common stock price triggers - directly related to the Company’s stock price.
▪
Conversion based on credit rating of the Notes - indirectly related to the Company’s stock price. This is due to the fact that changes in our operations and profitability (for example, EBITDA), affect both our common stock price and our credit rating. Therefore, our credit rating is indirectly related to the Company’s stock price.

▪
Conversion based on redemption of the Notes - This is a standard convertible debt provision that is meant to maintain the value of the Holder’s investment, which is based on our stock price. Therefore, we consider this to be indexed to our own stock.

▪
Conversion based on occurrence of specified corporate transactions - This is a standard convertible debt provision that is meant to maintain the value of the Holder’s investment, which is based on our stock price. Therefore, we consider this to be indexed to our own stock.

Therefore, the conversion option is considered to be indexed to our own stock.

The conversion option can only be settled by the Note holders delivering the Notes to the Company in exchange for a fixed number of Company common shares, (adjusted only for normal antidilution provisions designed to protect the value of the conversion option). Therefore, the conversion option would be classified in stockholders’ equity if it was a freestanding derivative.

Therefore, pursuant to paragraphs 6-11 of SFAS No. 133, a separate instrument with the same terms as the embedded conversion option would not be considered a derivative instrument subject to the requirements of SFAS No. 133. Therefore, the criterion under paragraph 12(c) of SFAS No. 133 is not met and as such, the embedded conversion option would not require bifurcation and recognition as a derivative instrument.

Subsequent Evaluation
Subsequent to the issuance of the Notes and our evaluation of the derivative features embedded in the Notes, paragraph 4 of EITF Issue No. 00-19 was clarified to reflect the intent that the exemption in paragraph 4 of EITF Issue No. 00-19 was intended to be limited to conventional convertible debt instruments only.

The clarification of paragraph 4 of EITF 00-19 occurred as a result of a separate issue, EITF Issue No. 90-19, "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion.” The Task Force reached a consensus that the revised guidance for Instrument C in this Issue, which related to the clarification of paragraph 4 of EITF 00-19, should be applied prospectively to instruments issued after January 24, 2002. By analogy, the resulting clarification of paragraph 4 of EITF Issue No. 00-19 would be applied prospectively to instruments issued after January 24, 2002. In addition, EITF Topic D1, “Implications and Implementation of an EITF Consensus,” states that pursuant to paragraph 27 of SFAS No. 111, “Rescission of FASB Statement No. 32 and Technical Corrections,” unless a consensus specifies the manner of reporting a change in accounting principle, an enterprise making a change in accounting principle to conform with an EITF consensus may apply the consensus prospectively to future transactions or may apply the provisions of Opinion 20 to prior transactions.” Therefore, the clarification of paragraph 4 of EITF 00-19 would not be applicable to our Notes.

The revised paragraph 4 of EITF 00-19 states the following:

4. The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12-32 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.

While we do not believe this clarification is applicable to our Notes, as described above, we reviewed the embedded conversion options in accordance with the revised paragraph 4 of EITF Issue No. 00-19, since EITF 00-19 had originally been applied in evaluating the conversion options upon issuance of the Notes. This review was performed at the time of the revision of paragraph 4, which was subsequent to the issuance of the Notes. At the time of this clarification, no definition of “conventional convertible debt” existed. Therefore, since the conversion provisions of our Notes were considered standard for convertible debt at the time of issuance, the clarification of paragraph 4 of EITF Issue No. 00-19 introducing the notion of “conventional convertible debt” did not change our conclusion that we met the exemption criteria in paragraph 4.

Based on this conclusion, SFAS No. 133 Implementation Issue B15 would not be applicable, as none of the embedded conversion features would require bifurcation and accounting as separate derivative instruments.

EITF No. 01-6 was issued in November 2001 after Lowe’s issued its Notes. Because there were no express transition provisions in EITF No. 01-6, we determined that, in accordance with EITF Topic D1, the consensus expressed in EITF No. 01-6 would be applied prospectively. We determined, therefore, that EITF No. 01-6 was, and we continue to believe it remains, not applicable to an evaluation of the appropriate accounting treatment for the embedded conversion features of our Notes.

However, in order to be responsive to the Staff’s comment, we have performed an evaluation of the provisions of EITF 01-6 to determine whether our conclusions would have changed based on this additional guidance. After completing that evaluation, we have determined that we would not have changed our conclusions regarding the accounting treatment of the conversion features embedded in our Notes. A copy of this supplemental analysis will be provided to the Staff for their information under separate cover.

To summarize, we concluded that the conversion features embedded in our Notes are indexed to our own stock within the meaning of Issue 00-19 and paragraph 11(a) of SFAS No. 133; furthermore, we believe the provisions of EITF Issue No. 01-6, which the Company does not believe apply to the Notes, would not change this determination . Therefore, the exemption in paragraph 4 of EITF 00-19 is met and as such, pursuant to paragraphs 6-11 of SFAS No. 133, a separate instrument with the same terms as the embedded conversion option would not be considered a derivative instrument subject to the requirements of SFAS No. 133. Therefore, the criterion under paragraph 12(c) of SFAS No. 133 is not met and as such, the embedded conversion options would not require bifurcation and recognition as derivative instruments.